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                           November 29, 2022

       Charles R. Hageboeck
       President & Chief Executive Officer
       City Holding Co
       25 Gatewater Road
       Cross Lanes, WV 25313

                                                        Re: City Holding Co
                                                            Registration
Statement on Form S-4
                                                            Filed November 22,
2022
                                                            File No. 333-268531

       Dear Charles R. Hageboeck:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Michael G. Dailey